

April 2, 2021

James H. Herlocker, III
Chairman, President and Chief Executive Officer
Texas Community Bancshares, Inc.
215 West Broad Street
Mineola, TX 75773

> **Re: Texas Community Bancshares, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 9, 2021**
> **File No. 333-254053**

Dear Mr. Herlocker:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed March 9, 2021

Business Strategy, page 3

1. Please clarify here and throughout the document that the $143.5 million one- to four-family residential mortgage loans originated as of December 31, 2020 is inclusive of the $54.3 million in loans originated in the Dallas metroplex as of December 31, 2020.

Emerging Growth Company Status, page 15

2. We note your disclosures on pages 15 and 50 that you do not intend to take advantage of the provision for emerging growth companies that allows an extended transition period for adoption of new or revised accounting pronouncements. As such, please indicate by check mark on the cover page of your registration statement your election not to use the *extended transition* period for complying with any new or revised financial accounting

standards provided by Section 7(a)(2)(B) of the Securities Act, as required by Form S-1, or review your other disclosures.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Brunhofer at (202) 551-3638 or Bonnie Baynes at (202) 551-4924 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Sandra Hunter Berkheimer at (202) 551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance